Exhibit 12.1

Pioneer Energy Services Corp.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Year ended December 31,
	2015	2014	2013	2012		2011
Earnings
Income (loss) before income taxes	$(192,719)	$(49,322)	$(55,778)	$46,386		$20,833
Plus: Fixed charges	28,324	72,524	51,118	49,023		33,133
Less: Capitalized interest	(3,016)	(705)	(943)	(10,184)		(2,311)
Total	$(167,411)	$22,497	$(5,603)	$85,225		$51,655

Fixed Charges
Interest expense	$19,571	$36,730	$46,239	$35,049		$27,922
Loss on extinguishment of debt	2,186	31,221	—	—		—
Capitalized interest	3,016	705	943	10,184		2,311
Amortization of debt financing costs	1,691	2,098	2,126	2,114		1,835
Estimate of interest component of rental expense	1,860	1,770	1,810	1,676		1,065
Total	$28,324	$72,524	$51,118	$49,023		$33,133

Ratio of Earnings to Fixed Charges	NA(3)	NA(2)	NA(1)	1.7	x	1.6	x

(1) For the year ended December 31, 2013, income was insufficient to cover fixed charges by $56,721,000.
(2) For the year ended December 31, 2014, income was insufficient to cover fixed charges by $50,027,000.
(3) For the year ended December 31, 2015, income was insufficient to cover fixed charges by $195,735,000.